Exhibit 99.2

EVOGENE LTD.
13 Gad Feinstein St., Park Rehovot
P.O.B. 4173, Ness Ziona, 7414003, Israel
__________________________

PROXY STATEMENT
__________________________

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the 2022 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2022 Annual General Meeting of Shareholders that was published by the Company on August 3, 2022. The Meeting will be held at 3:00 p.m. (Israel time) on Thursday, September 8, 2022, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, or the Meeting.

The notice of annual general meeting, this Proxy Statement, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value 0.02 New Israeli Shekels, or NIS, per share, or ordinary shares, on or about August 8, 2022.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Monday, August 8, 2022, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.
Re-election of each of (a) Ms. Sarit Firon (including her appointment as chairperson of our Board), (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati and (d) Prof. Oded Shoseyov, and the election of: (e) Mr. Dan Falk, and (f) Mr. Nir Nimrodi; to serve as a director of the Company, until the Company’s next annual general meeting of shareholders and until his or her successor is duly elected and qualified.

2.
Approval of a reverse share split of the Company’s ordinary shares in the range of 2:1 up to 10:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board of Directors of the Company, within 12 months of the Meeting; and to amend the Company’s Articles of Association accordingly.

3.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2021.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” all of the above proposals.

a)	Quorum

As of the close of business on July 22, 2022, we had 41,215,944  ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing at least twenty-five percent (25%) of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

b)	Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

c)	Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 8, 2022, or which appear in the participant listing of a securities depository on that date.

d)	How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel-Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com.  Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below).

e)	Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting a proxy card, postage-free (if mailed in the United States) in the enclosed envelope, to our United States transfer agent, American Stock Transfer & Trust Company. The form of proxy card has or will be sent to you and will be accessible at the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials”.  Instead of using the enclosed envelope, you may mail a completed, signed proxy card directly to our Company’s registered office, to 13 Gad Feinstein Street, Park Rehovot, P.O.B. 4173, Ness Ziona, 7414003, Israel, Attention: Guy Kofman, Legal Advisor or Nitsan Deutsch, VP Legal Affairs & Company Secretary, or email it to us at e-mail addresses: guy.kofman@evogene.com; nitsan.deutsch@evogene.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner.

If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 a.m., Eastern time, on September 7, 2022, for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 11:00 a.m., Israel time, on September 8, 2022. Regardless of how you submit your proxy card, you may change your mind and cancel it by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

Please follow the instructions on the proxy card.  If you sign and return your proxy card and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1, 2 or 3, your shares will be voted “FOR” those proposals, in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.

f)	Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com). Your voting instructions must be received by 11:59 p.m., Eastern time, on September 7, 2022, to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you submit instructions prior to the Meeting as to how you want your shares to be voted, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on August 3, 2022 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date (August 8, 2022). Please then deliver, mail (via registered mail), fax or email your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B. 4173, Ness Ziona, 7414003, Israel, Attention: Guy Kofman, Legal Advisor, or Nitsan Deutsch, VP Legal Affairs & Company Secretary, e-mail addresses: guy.kofman@evogene.com; nitsan.deutsch@evogene.com. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting (i.e., 11:00 a.m., Israel time, on September 8, 2022) in order for your votes to be counted towards the tally of votes at the Meeting.

If you choose to attend the Meeting (where ballots will be provided) and vote at the Meeting, you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

As an alternative to the above procedure, you may vote by utilizing the electronic voting system established by the Israel Securities Authority, or ISA, for shareholder meetings of Israeli companies whose shares are listed on the TASE, and which appears within the ISA’s MAGNA online platform. Shareholders are able to vote their shares through that system, following a registration process, no later than six (6) hours before the time fixed for the Meeting (i.e., by 9:00 a.m., Israel time, on September 8, 2022). Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and each voting instruction form that you receive in order to ensure that all shares that you own are voted.

Section 1.02          Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 12, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of the Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B. (“Compensation”) of our 2021 Annual Report on Form 20-F filed with the SEC on March 31, 2022 (the “2021 Form 20-F”), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2021. Item 6.C. of our 2021 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2021 Form 20-F (which we incorporate by reference herein) to obtain additional information.

Diversity of the Board of Directors

The table below provides certain information regarding the composition of our Board. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f) and related instructions.

Board Diversity Matrix (As of August 3, 2022)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

PROPOSAL 1
RE-ELECTION OF EACH OF (A) MS. SARIT FIRON (INCLUDING HER APPOINTMENT AS
CHAIRPERSON OF OUR BOARD), (B) DR. ADRIAN PERCY, (C) MR. LEON Y. RECANATI AND (D)
PROF. ODED SHOSEYOV, AND THE ELECTION OF EACH: (E) MR. DAN FALK, AND (F) MR. NIR
NIMRODI TO SERVE AS A DIRECTOR OF THE COMPANY

Background

Under our Articles of Association and the Israeli Companies Law, 5759-1999, or the Companies Law, our Board must consist of not less than three and no more than seven directors, and each member of our Board is subject to election on an annual basis, for a term that concludes at the next annual general meeting of shareholders. Our Board, based on the recommendation of our compensation and nominating committee (in its role as nominating committee), which we refer to in this Proposal 1 as the Nominating Committee, has nominated each of (a) Ms. Sarit Firon, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati and (d) Prof. Oded Shoseyov, each of whom is a current director of our Company, for re-election, and each of (e) Mr. Dan Falk, and (f) Mr. Nir Nimrodi, for election, to hold office until our next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation or termination based on applicable law or the provisions of our Articles of Association. Our previous chairman of the Board, Mr. Martin Gerstel, has submitted his resignation letter effective as of our previous annual general meeting. This resignation created a vacancy on the Board. Under our Articles of Association, the Board may appoint a director to the Board either to fill a position that has become vacant for any reason whatsoever or as an additional director, provided that the number of directors will not exceed the maximum number of members of the Board as a result of such appointment. Any director so appointed will remain in office until the earlier of the first annual or special general meeting of shareholders following his or her appointment and until his or her successor is duly qualified.

The Board has nominated Mr. Dan Falk to serve as a director of the Company, effective as of November 17, 2021, until the Meeting and until the due election and qualification of his successor.

 In addition, it is noted that Mr. Ziv Kop’s tenure as member of the Board is expected to end as of the close of this Meeting, due to Mr. Kop’s request to end his service as a board member due to his other commitments. Mr. Nir Nimrodi is expected to replace Mr. Kop as a member of the nominating committee and as a member of the audit committee effective as of the close of the Meeting, and subject to shareholder approval of his election to our Board.

Under the Companies Law and our Articles of Association, the re-election and election of each director requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Each of the six nominees has been determined by our Board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market. Therefore, to the extent that all of the nominees are re-elected or elected, as applicable, we will be able to maintain our compliance with the requirement under the Nasdaq Listing Rules that a majority of the Company's directors must be independent.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provide details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Each nominee for re-election or election as a director has consented to be named and has agreed to serve as a director, if re-elected or elected. Our Nominating Committee recommended to our Board that each such director be nominated to serve for an additional term or an initial term, as the case may be.

Biographical Information for Nominees

We have provided the following biographical information regarding the background and experience of each nominee for re-election or election, which is based upon the records of the Company and information provided to us by the nominees:

Ms. Sarit Firon has served as a director of our Company since she was appointed by the Board in August 2016, and as chairperson since August 2021. Ms. Firon is managing partner of Team8 Group and co-founder and managing partner of Team8 Capital, the investment arm of Team8 Group, which invests in early-stage technology startups. Previously, she was a managing partner of Cerca Partners, an Israeli venture capital fund. She has served at Extreme Reality Ltd., as its Chief Executive Officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq: CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as chairperson of the board of directors of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq: MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS: MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy serves on the board of directors of BioLumic, HiFidelity Genetics and FA Bio. He is a member of the science and technology boards of Terramera, Oerth Bio, Harpe Bio, Biotalys and Rothamsted Research. Dr. Percy is currently a venture partner with Finistere Ventures and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. From 2019-2021, Dr. Percy served as Chief Technology Officer at UPL Ltd. From 2014-2018, he served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led regulatory affairs activities across the entire division of Crop Science between 2013 and 2014 and crop protection development activities for Bayer in North America between 2011 and 2013. Dr. Percy has held positions in the research and development departments of Aventis CropScience between 2000 and 2002, Rhone Poulenc between 1996 and 2000, and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, England, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham, England.

Mr. Leon Y. Recanati has served as a director of our Company since May 2005. Mr. Recanati has served as chairperson and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer or chairperson positions at IDB Holding Corporation, Clal Industries, Azorim Investment Development and Construction Co., Delek Israel Fuel Corporation, and Super-Sol. He also founded Clal Biotechnologies Industries, a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA from The Hebrew University of Jerusalem, Israel, and Honorary Doctorates from the Technion Institute of Technology, Israel, and Tel-Aviv University, Israel.

Prof. Oded Shoseyov has served as a director of our Company since November 2018. Prof. Shoseyov is the scientific founder of 15 companies, including: Futuragene Ltd., Collplant Ltd., Biobetter Ltd., GemmaCert Ltd., SP-Nano materials Ltd., Melodea Ltd., Valentis Nanotech. Ltd., Paulee CleanTec Ltd., Smart Resilin Ltd., Sensogenic Ltd., SavorEat Ltd. and Karme Yosef Winery. Prof. Shoseyov is a faculty member of The Hebrew University of Jerusalem, Israel, where he conducts research in plant molecular biology protein engineering and nano-biotechnology. His group’s focus is on Bio-Inspired Nanocomposite materials. He has authored or co-authored more than 300 scientific publications and is the inventor or co-inventor of 94 patents. Prof. Shoseyov is a TED speaker and a co-owner and winemaker of Bravdo winery. Prof. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Award for Innovative and Applied Research, the 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation, and the 2018 Presidential Award for his contribution to the Economy and Society of Israel. Prof. Shoseyov holds a B.Sc., an M.Sc. and a Ph.D. from The Hebrew University of Jerusalem, Israel.

Mr. Dan Falk has served as a director of our Company since he was appointed by the Board in November 2021. Mr. Falk has extensive experience of more than 20 years in serving as a financial expert on public and private company boards, most recently on the boards of Nice Ltd. (NASDAQ: NICE) and Innoviz Technologies Ltd. (NASDAQ: INVZ). Additionally, in the past Mr. Falk held various executive positions in Orbotech Ltd. between 1985 and 1999, and Sapiens International Corporation (NASDAQ: SPNS) between 1999-2001. Mr. Falk holds a B.A. in Economics and Political Sciences, and an M.A. in Business Administration both from the Hebrew University of Jerusalem, Israel.

Mr. Nir Nimrodi has served as a consultant to the Board of our Company since April 2020. Mr. Nimrodi is currently the Chairman and Chief Executive Officer of Accellix Inc, a leading cell therapy analytical company. Mr. Nimrodi brings more than 25 years of diverse international experience in both start-ups and large global businesses in the life science, pharmaceutical, and biotechnology industries. Prior to joining Accellix, Mr. Nimrodi served as the Chief Business Officer of Intrexon Corporation, a leader in synthetic biology. Prior to Intrexon, Mr. Nimrodi held several executive roles at Life Technologies (now part of Thermo Fisher). While at Life Technologies, Mr. Nimrodi served as Chief Executive Officer and Board Member of Life Technologies Israel, Head of Protein Technologies, as well as Vice President and General Manager of Food Safety and Animal Health. Prior to his seven years at Life Technologies, he was the CEO of Proneuron Biotechnologies and Mindsense Biosystems. Earlier in his career, Mr. Nimrodi was a Director of Finance for Teva Pharmaceuticals. Mr. Nimrodi holds a B.A. in Economics and MBA from the Tel Aviv University, Israel.

 Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Ms. Sarit Firon be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until her successor is duly elected and qualified.”

(b) “RESOLVED, that Dr. Adrian Percy be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(c) “RESOLVED, that Mr. Leon Y. Recanati be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(d) “RESOLVED, that Prof. Oded Shoseyov be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(e) “RESOLVED, that Mr. Dan Falk be, and hereby is, elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(f) “RESOLVED, that Mr. Nir Nimrodi be, and hereby is, elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

Required Vote

The approval of the re-election or election of each of the six directors requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote FOR the re-election and election of each one of the six directors, in each case to serve on our Board until the next annual general meeting of shareholders of the Company.

PROPOSAL 2
REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES IN THE RANGE OF 2:1 UP
TO 10:1, TO BE EFFECTED AT THE DISCRETION OF, AND AT SUCH RATIO AND IN SUCH DATE
AS SHALL BE DETERMINED BY, THE BOARD WITHIN 12 MONTHS OF THE MEETING; AND TO
AMEND THE COMPANY’S ARTICLES OF ASSOCIATION ACCORDINGLY

Background

Purpose and Effect of the Reverse Split

On July 11, 2022, we received a notification from Nasdaq Stock Market LLC (“Nasdaq”) that we are not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, and that we had 180 calendar days, until January 9, 2023 (the “Initial Period”), to regain compliance with the minimum bid price requirement.  We can regain compliance, if by the end of the Initial Period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of ten consecutive business days.  If we cannot demonstrate compliance by the end of the Initial Period, we may be eligible for additional time to regain compliance. If we cannot demonstrate compliance by the end of such additional period, the Nasdaq staff may notify us that our ordinary shares are subject to delisting. If our ordinary shares’ bid price does not demonstrate compliance by itself during the abovementioned timeframes, the proposed reverse share split is intended to adjust our ordinary shares’ bid price. If the reverse share split is authorized by our shareholders, our Board of Directors will have the discretion, within 12 months following the date of the Meeting, to implement the reverse share split at a ratio within the range that was approved by the shareholders or effect no reverse share split at all.

Due to the decrease in the share price of the Company’s ordinary shares, we believe that a reverse share split of our ordinary shares is advisable in order to make our ordinary shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Our Board believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our ordinary shares.

We are therefore seeking approval of the shareholders to approve a reverse share split of the Company’s ordinary shares in the range of 2:1 up to 10:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by the Board (the “Reverse Split”), if so determined eventually; and to amend the Company’s Articles of Association accordingly. If the Reverse Split is approved by our shareholders, then the Board will have the authority to decide, whether to implement the Reverse Split and the exact ratio for the Reverse Split within the range. Following such determination, if any, by our Board of Directors, we will issue a press release announcing the effective date of the Reverse Split and will amend our Articles of Association to effect such Reverse Split. The Company is required to give notice to Nasdaq at least 15 calendar days prior to the record date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio selected by the Board and the par value per ordinary share will be increased proportionately. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the Evogene Ltd. 2002 Share Option Plan, Evogene Ltd. 2003 Key Employee Share Incentive Plan, Evogene Ltd. 2013 Share Option Plan, and Evogene Ltd. 2021 Share Incentive Plan, as well as the number of shares and exercise prices subject to outstanding options under the plans and the number of shares subject to outstanding RSUs under the plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split.  Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

In the event that the Company’s shareholders do not approve the Reverse Split and the proposed amendments to the Company’s Articles of Association and the Company does not otherwise regain compliance with the minimum bid price requirements in the requisite time period, the Company’s ordinary shares will likely be delisted from trading on the Nasdaq Capital Market. Delisting could also negatively impact the Company’s ability to secure additional financing.  Accordingly, the Board recommends that the shareholders vote to approve the Reverse Split as described above on a date to be determined by our Board and announced by the Company and authorize the Company to amend the Articles of Association accordingly.

Implementation of Reverse Split

If our shareholders approve the Reverse Split and our Board of Directors decides to effectuate the Reverse Split, each block of 2 to 10 (depending on the Reverse Split ratio) ordinary shares issued and outstanding will be reclassified and changed into one fully paid and nonassessable ordinary share of the Company. In addition, the number of authorized ordinary shares that the Company may issue will be reclassified, and proportionately decreased in accordance with the Reverse Split ratio.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees (including members of the TASE) will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split.  Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares. No fractional shares will be issued as a result of the Reverse Split. In accordance with our articles of association, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our ordinary shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the Reverse Split will be lower than before the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our ordinary shares under the constructive sale provisions of the Code; (ix) persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect.  This summary also assumes that the ordinary shares prior to the Reverse Split, or the Old Shares, were, and the ordinary shares after the Reverse Split, or the New Shares, will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder's own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts.  Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company, or PFIC, status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split.  The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

We believe that the Company was a PFIC for the taxable year ended December 31, 2021, and may be a PFIC for the taxable year ending December 31, 2022. However, the Company’s actual PFIC status for the current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to the Company’s status as a PFIC for the taxable year ending December 31, 2022, or any subsequent taxable year. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

THE U.S. CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER.  ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares in the range of 2:1 up to 10:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board of Directors of the Company within 12 months of the Meeting; and to amend the Company’s Articles of Association accordingly.”

Required Vote

The approval of the Reverse Split (and to amend the Articles of Association accordingly) requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote FOR the reverse share split of the Company’s ordinary shares in the range of 2:1 up to 10:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by the Board (if so determined); and to amend the Company’s Articles accordingly.

PROPOSAL 3
RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE COMPANY’S
INDEPENDENT, EXTERNAL AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2022

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, also referred to as Kost Forer, served as our independent auditors for the year ended December 31, 2021 and for the additional period until the Meeting. Kost Forer has been nominated and approved by the audit committee of the Board, and the Board, for reappointment as our independent auditors for the year ending December 31, 2022 and for the additional period until the close of the 2023 annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board, with power of delegation to the audit committee thereof.

Principal Accountant Fees and Services

We paid or accrued the following fees for professional services rendered by Kost Forer to our Company for the years ended December 31, 2021 and 2020:

	2021	2020
Audit Fees	$260,000	$215,000
Audit-Related Fees	-	-
Tax Fees	$25,000	$16,905
All Other Fees	-	-
Total	$285,000	$231,905

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” and “All Other Fees” are for other tax filings and IFRS-U.S GAAP translations for internal use.

“Tax Fees” include fees for professional services rendered by our auditors for tax compliance and tax consulting in connection with international transfer pricing.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2021.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, to approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.”

Required Vote

The approval of the reappointment of the independent auditors requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote “FOR” the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors for the year ending December 31, 2022 and the additional period until the 2023 annual general meeting of shareholders.

Article II.          PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

The Board has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated statements of financial position as of December 31, 2021 and the Company’s audited consolidated statements of profit or loss for the year then ended.

The audited financial statements of the Company for the fiscal year ended December 31, 2021 comprise a part of the 2021 Form 20-F, which is available at the SEC’s website, www.sec.gov, at the MAGNA website of the ISA at www.magna.isa.gov.il, and at our Company's website at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of 2022 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the MAGNA website of the ISA, at www.magna.isa.gov.il, and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors, /s/ Yaron Eldad Mr. Yaron Eldad Chief Financial Officer

Dated:  August 3, 2022